UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CoLucid Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 19716T 101

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,156,563
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,156,563
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,156,563
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 17.0% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 18,588,663 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B5) filed with the Securities and Exchange Commission on September 9, 2016 (excluding the underwriters’ option to purchase up to an additional 487,500 shares of Common Stock).

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2015 (the “Original Schedule”), to report the acquisition of shares of Common Stock. Except as specifically amended by this Amendment No. 1, each Item of the Original Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 222 Third Street, Suite 1320, Cambridge, Massachusetts 02142.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3:

On September 9, 2016, pursuant to an underwritten registered offering of the Issuer, Novo A/S purchased from the underwriters an aggregate of 100,000 shares of Common Stock (the “Purchase”) at a price of $20.00 per share for an aggregate purchase price of approximately $2,000,000. Following the Purchase, Novo A/S held an aggregate of 3,156,563 shares of Common Stock. The purchase price paid by Novo A/S came from its working capital.

Item 5.	Interest in Securities of the Issuer

As a result of the Purchase, Item 5 of the Original Schedule is amended and replaced in its entirety as follows:

(a) Novo A/S beneficially owns 3,156,563 shares (the “Novo Shares”) of the Issuer’s Common Stock representing approximately 17.0% of the Issuer’s outstanding Common Stock, based upon 18,588,663 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s prospectus (Form 424B5) filed with the Securities and Exchange Commission on September 9, 2016 (excluding the underwriters’ option to purchase up to an additional 487,500 shares of Common Stock).

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Martin Edwards, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Dr. Edwards is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of the Novo A/S and reported herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 24.1 Power of Attorney for Novo A/S.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2016	Novo A/S

/s/ Thomas Dyrberg
Thomas Dyrberg, Attorney-in-Fact for Novo A/S